Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms Appoints Gary M. Cohen as Chief Revenue Officer to
Drive Continued Global Growth and Category Expansion

Brings a proven track record of delivering positive economic, social and environmental impact

Newark, NJ – April 6, 2021 – AeroFarms, a certified B Corporation and leader in vertical farming, today announced that Gary M. Cohen has joined the company as Chief Revenue Officer. In his role as CRO, Mr. Cohen will lead farm development and business growth initiatives including the commercialization of new product categories.

Among his responsibilities, Mr. Cohen will lead commercialization planning around the new multi-year blueberry and caneberry partnership with Hortifrut S.A., a certified B Corporation in Chile and a global business leader in berries. AeroFarms utilizes a data science driven platform approach to optimize quality and reduce costs. Having grown over 50 different types of berries to date, AeroFarms has developed methods of growing berries with a higher sweetness than industry averages.

“Gary is a strong believer in social impact, innovation and the power of businesses like AeroFarms to solve the world’s most challenging problems, and brings decades of proven experience building important partnerships globally to accomplish just that. We are excited to announce his appointment to our robust leadership team,” said David Rosenberg, Co-Founder and Chief Executive Officer of AeroFarms. “We believe our technology is poised to make a global impact, and Gary brings the global perspective and a genuine focus on bettering the world that will make him incredibly effective in his role.”

“AeroFarms is truly transforming agriculture through sustainably grown and nutritious pesticide-free food. These capabilities will drive positive economic, social and environmental impact in the years to come,” said Cohen. “AeroFarms is a force for good – I’m inspired by its mission and look forward to contributing to our global growth and expansion into new product categories.”

Mr. Cohen joins AeroFarms after 37 years at BD (Becton, Dickinson and Company), a medical technology company where he served as a member of the BD Executive Leadership Team and a Corporate Officer since 1996. Most recently, he served as Executive Vice President for Global Health and President of the BD Foundation, where he leveraged the skills, efficiency and innovation competencies of the business sector to collaborate with international agencies, governments and non-government organizations to strengthen health systems and tackle some of the world’s most challenging health needs and problems, in areas such as safe childhood immunization, HIV and AIDS, tuberculosis, and maternal and newborn health.

Mr. Cohen previously served as Executive Vice President for International Operations at BD, where he had commercial leadership responsibility for all of the company’s regional and country organizations. Prior to that position, he was Executive Vice President of the Medical Segment of BD, with responsibility for about half of the company’s global business revenues.

Mr. Cohen also serves as a board director of UNICEF USA, board Co-Chair of GBCHealth and Chair of the Corporate/CDC Roundtable on Global Health Threats. He is the founder of several social enterprises, such as Together for Girls, a partnership of UN agencies, the governments of the U.S. and Canada, and the national governments of 23 countries in Africa, Asia, Eastern Europe, Central America and the Caribbean to end sexual violence against children. He also founded the Antimicrobial Resistance Fighter Coalition to combat the massive threat of “superbugs” resistant to antibiotics and other commonly used medications, and the Rutgers Institute for Corporate Social Innovation to educate business school students on how to embed positive social impact into their leadership agendas and strategies.

Mr. Cohen holds a bachelor’s degree and a master’s degree in business administration from Rutgers University, and previously served on the university’s board of trustees.

About AeroFarms

Since 2004, AeroFarms has been leading the way for indoor vertical farming and championing transformational innovation for agriculture. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corporation Company with global headquarters in Newark, New Jersey, United States. Named one of the World’s Most Innovative Companies by Fast Company two years in a row and one of TIME’s Best Inventions, AeroFarms patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using up to 95% less water and no pesticides versus traditional field farming. AeroFarms enables local production to safely grow all year round for its commercial retail brand Dream Greens that has peak flavor always®. In addition, through its proprietary growing technology platform, AeroFarms has developed multi-year strategic partnerships ranging from government to major Fortune 500 companies to help uniquely solve agriculture supply chain needs. For additional information, visit: https://aerofarms.com/.

On March 26, 2021, AeroFarms announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV). Upon the closing of the business combination, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol "ARFM". Additional information about the transaction can be viewed here: https://aerofarms.com/investors/

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and AeroFarms or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this presentation, regarding Spring Valley’s proposed acquisition of AeroFarms, Spring Valley’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of AeroFarms and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AeroFarms and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Spring Valley or AeroFarms is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to AeroFarms; risks related to the expansion of AeroFarms’ business and the timing of expected business milestones; the effects of competition on AeroFarms’ business; the ability of Spring Valley or AeroFarms to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor AeroFarms presently know, or that Spring Valley nor AeroFarms currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and AeroFarms’ expectations, plans, or forecasts of future events and views as of the date of this press release. Spring Valley and AeroFarms anticipate that subsequent events and developments will cause Spring Valley’s and AeroFarms’ assessments to change. However, while Spring Valley and AeroFarms may elect to update these forward-looking statements at some point in the future, Spring Valley and AeroFarms specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and AeroFarms’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

AeroFarms Contacts
Investor Relations:
Jeff Sonnek
ICR
Jeff.Sonnek@icrinc.com
1-646-277-1263

Media Relations:
Marc Oshima
AeroFarms

MarcOshima@AeroFarms.com
1-917-673-4602

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

 Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

 Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.